

February 1, 2011

John McCawley, Chief Executive Officer
Verecloud, Inc.
6560 South Greenwood Plaza Boulevard
Number 400
Englewood, CO 80111

  Re: **Verecloud, Inc.**
    Form 10-K for Fiscal Year Ended June 30, 2010
    Filed September 28, 2010
    File No. 000-52882

Dear Mr. McCawley:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities and Use of Proceeds, page 16

1. We note your disclosure regarding certain sales of common stock to various consultants of the company in reliance on the exemption provided by Section 4(2) of the Securities Act. Please tell us whether such consultants were accredited and/or sophisticated investors and clarify your disclosure in future filings. See Item 701 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

2.   Please revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for the next twelve months. Please see Section III.C of SEC Release No. 33-6835. To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources, and provide support for your belief that you will be able to meet your capital requirements for this amount of time.

Item 9A(T) Controls and Procedures, page 25

3.   You appear to be providing disclosure in reliance on Item 308T of Regulation S-K. However, please be advised that Item 308T was not available to the company in connection with this filing, as such section was only a special temporary section that applied to certain registrants whose fiscal year ended prior to June 15, 2010. We note that the company's filing relates to the fiscal year ended June 30, 2010. Accordingly, please confirm that in future filings you will refer to Item 9A of Form 10-K, rather than Item 9A(T). Refer to SEC Release No. 33-9142. Further, please be advised that Item 308(c) of Regulation S-K requires disclosure of any changes in internal controls that occurred during the registrant's fourth quarter, rather than the entire fiscal year. Please confirm that your disclosure in future filings will conform to this requirement.

Item 10. Directors, Executive Officers and Corporate Governance

Our Directors and Executive Officers, page 26

4.   Please advise what consideration you gave to discussing each director's specific skills or experience that led to the conclusion that such person should serve as a director given the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation

Summary Compensation Information, page 29

5.   We note that certain amounts reflected in your summary compensation table on page 29 do not correspond to the amounts set forth in the summary compensation table contained in your Definitive Schedule 14A filed on December 28, 2010. In particular, the amounts of several stock, bonus and option awards do not reconcile. Please advise.

6.   In connection with the retention bonus agreements, we note that due to the satisfaction of one of the triggering events, the company accrued $107,042 in amounts owed to certain of your named executive officers, $40,000 of which was paid in June 2010 and the remainder of which will be paid in cash or stock prior to March 2011. However, such amounts do not appear to be reflected in the summary compensation table on page 29. Please advise. We note that if the relevant performance measure is satisfied during the fiscal year, the earnings are reportable for that fiscal year, even if not payable until a later date. Refer to Instruction 1 of Item 402(c)(2)(vii) of Regulation S-K.

Signatures

7.   General Instruction D(2)(a) to Form 10-K requires that the report must be signed by the registrant's principal executive officer, principal financial officer, and its controller or principal accounting officer. Your signature page does not indicate who is signing in the capacity of your controller or principal accounting officer. Please advise. Please ensure that future filings specify the persons who occupy each position required by the form.

Exhibits

8.   You state that you derive a substantial portion of your revenues from your relationship with LightSquared, which arrangement was renegotiated in May 2010. Given that a modification or termination of this agreement may have a material adverse effect on your results of operations, it appears that you may be substantially dependent upon this agreement. Please tell us what consideration you have given to filing this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or me, at (202) 551-3730 if you have any questions regarding our comments.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director